CHINA AOXING PHARMACEUTICAL COMPANY, INC.

444 Washington Boulevard, Unit 2424

Jersey City, NY 07310

201-420-1076

July 1, 2008

VIA EDGAR

Jim B. Rosenberg

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: China Aoxing Pharmaceutical Company, Inc.

       Form 10-KSB for the fiscal year ended June 30, 2007

       File No. 001-32674

Dear Mr. Rosenberg:

I am writing in response to your letter to our Chairman, Zhenjiang Yue, dated June 18, 2008.  We are engaged in preparing responses to the Staff’s comments in your letter.  We expect to have complete responses filed on or before July 15.

Sincerely,

/s/ Hui Shao

Hui Shao

Senior Vice President